February 26, 2020

Luke D'Angelo
Chief Executive Officer
AppTech Corp.
5876 Owens Ave., Suite 100
Carlsbad, CA 92008

       Re: AppTech Corp.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed February 14, 2020
           File No. 000-27569

Dear Mr. D'Angelo :

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Andy Tucker